Non-Confidential
Investor Presentation
Epirus–Zalicus Transaction &
Epirus Corporate Overview
Filed by Zalicus Inc.
Pursuant to Rule 425 under Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Zalicus Inc.
Registration Statement File No.: 333-195818
Non-Confidential

Forward Looking Statement
Any statements made in this presentation relating to future financial or business performance, conditions, plans, prospects, trends, or strategies and other financial and business matters, including without limitation, the potential closing date of the transaction, the amount of Zalicus’ net cash at closing, and the prospects for commercializing or selling any medicines or other products, are forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. In addition, when or if used in this presentation, the words "may," "could," "should,"
"anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to Epirus, Zalicus or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Epirus and Zalicus caution that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the failure by Epirus or Zalicus to secure and maintain relationships with collaborators; risks relating to clinical trials; risks relating to the commercialization, if any, of Epirus’ or Zalicus’ proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that Epirus or Zalicus may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Zalicus’ business, financial conditions and results of operations are contained in Zalicus’ filings with the U.S.
Securities and Exchange Commission, which are available at www.sec.gov. The forward-looking statements represent the estimate of Epirus and Zalicus as of the date hereof only, and Epirus and Zalicus specifically disclaim any duty or obligation to update forward-looking statements.
2 Non-Confidential

Additional Information
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities of Epirus or Zalicus or the solicitation of any vote or approval. In connection with the proposed transaction between Epirus and Zalicus, Zalicus filed a Registration Statement on Form S-4 with the SEC on May 8, 2014, containing a joint proxy statement/prospectus. These materials are not yet final and will be further amended. The joint proxy statement/prospectus contains important information about Epirus, Zalicus, the transaction between Epirus and Zalicus and related matters.
Epirus and Zalicus will mail or otherwise deliver the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders of Epirus and Zalicus are urged to read carefully the joint proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety, because it will contain important information about the proposed transaction.
Investors and security holders of Zalicus will be able to obtain free copies of the definitive joint proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Zalicus through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Zalicus will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger
(when it is available) by contacting Zalicus, Attn: Justin Renz, jrenz@zalicus.com. Investors and security holders of Epirus will be able to obtain free copies of the definitive joint proxy statement/prospectus for the merger by contacting Epirus, Attn: Edward Scott,
escott@epirusbiopharma.com.
Epirus and Zalicus, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Epirus and Zalicus. Information regarding Zalicus’ directors and executive officers is contained in Zalicus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on March 14, 2014 (as amended by Form 10-K/A which was filed with the SEC on April 30, 2014), and will also be available in the definitive joint proxy statement/prospectus that will be filed by Zalicus with the SEC in connection with the proposed transaction. Information regarding Epirus’
directors and officers and a more complete description of the interests of Zalicus’ directors and officers in the proposed transaction is available in the joint proxy statement/prospectus.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND THE OTHER RELEVANT
MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE
PROPOSED TRANSACTIONS.
3 Non-Confidential

Transaction Overview
4 Non-Confidential
Background
Rationale
The merger between Epirus
and Zalicus will create a
publicly-traded, global
biosimilar enterprise
The new company will operate
as EPIRUS
Biopharmaceuticals, Inc.
Zalicus ownership of combined
company will be between 14%
and 19% depending on cash
at closing
Access to equity markets to
fund future capital needs and
provide the possibility of
liquidity for Epirus stockholders
Zalicus’ experience conducting
a global rheumatoid arthritis
trial will support planned EU P3
study for lead Epirus asset,
BOW015
Combination allows full build
out of global biosimilar
enterprise

EPIRUS Biopharmaceuticals, Inc.
5 Non-Confidential
Footprint
Global biosimilar development, manufacturing & commercialization
Multi-product pipeline with late stage lead asset, BOW015
(infliximab), biosimilar to Remicade
®
Positive P1 and P3 rheumatoid arthritis clinical data for BOW015, additional P3 trial planned in Europe. With Reliance as manufacturing partner, approval in India
Multiple global partnerships, including in India and SE Asia, and under negotiation in China and Brazil
Investors include TPG Biotech
®
, Montreux Equity Partners, 5AM
Ventures, Livzon Mabpharm, Inc. (China), Adage Capital,
Greenwoods Investment (China), Gibralt US, Inc. (Canada),
Monashee Capital Partners LP, and an investment affiliate of
Mousse Partners (NY, China)
Raised $74M in two private rounds; ~$33M in cash (as of April 2014)
Financial

Non-Confidential
EPIRUS Biopharmaceuticals, Inc.
6
Strategy
Early launch of BOW015 in emerging markets followed by subsequent launch in Europe optimal for building high-growth biosimilar business
Tailored, step-wise approach to diverse global markets
Cash Flow: Early launch in accessible emerging markets where available
Competitive Advantage: Local production in targeted emerging markets where preferred or required by local laws
Growth Driver: Launch into Europe with combination of direct sales &
distributors
Partnerships: Ranbaxy for India and other early launch markets; Brazil and
China in process
Multi-product pipeline will drive long term growth opportunity

EPIRUS BIOPHARMACEUTICALS

EPOGEN
(EPOETIN ALFA)
NEUPOGEN
FILGRASTIM
Enbrel
etanercept
AVASTIN
bevacizumab
ACTEMRA
tocilizumab
ERBITUX
CETUXIMAB
HUMIRA
adalimumab
Remicade
INFLIXIMAB
Herceptin
trastuzumab
Rituxan
Rituximab
XGEVA
(denosumab)
SUBCUTANEOUS INJECTION
prolia
(denosumab) injection
LUCENTIS
RANIBIZUMAB INJECTION
SOLIRIS
(eculizumab)
Stelara
ustekinumab
YERVOY
(ipilimumab)
TYSABRI
(natalizumab)
cimzia
(certolizumab pegol)

Major Biologic Medicines Will Lose Patent
Protection in the Next Decade
7
2008 2013 2020
2025
Sales for Epogen and Neupogen are as reported by Amgen in 2012, Sales for all other products are EvaluatePharma analyst consensus forecasts for 2018
$3B+
$57B+
$21B+
Non-Confidential

EPIRUS
BIOPHARMACEUTICALS

AVASTIN
bevacizumab
HUMIRA
adalimumab
Remicade
INFLIXIMAB
Rituxan
Herceptin
ERBITUX
ACTEMRA
Enbrel
XGEVA
CIMZIA
SOLIRIS
Stelara
TYSABRI
YERVOY

Epirus’ Pipeline Targets Major Biosimilars Going
off Patent
8
$3B+
$30B+
$21B+
2008 2013 2020
2025
Non-Confidential
Sales for Epogen and Neupogen are as reported by Amgen in 2012, Sales for all other products are EvaluatePharma analyst consensus forecasts for 2018

Global Biosimilar Markets Have Diverse
Regulatory Environments
9
US: March 2010, Legislation in place
for approval of biosimilars as part of
Health care reform bill; FDA draft
guidance issued Feb 2012
Brazil: Guideline issued
Oct 05; Revised Q4 2010
Venezuela: Final guideline was
issued August 2000
Columbia: Draft guideline issued
Mexico:
Article 222
passed 09
defining
abbreviated
path
Canada: 3rd draft guideline
on SEBs issued April 2010
Saudi Arabia:
Draft guidance
issued Aug 08
Argentina: Draft guideline
issued Jul 08 by ANMAT
India: Final
guideline
was issued
in Jul 08
Australia: EU guidelines
adopted in Aug 08
Singapore: Draft
guideline update
issued in April 2011
Japan: Final guideline
issued in Mar 09
EU: Biosimilars legal framework
established. Draft mAb
guidelines published Q4 2010
Turkey: Final guideline issued
Aug 08 by the General
Directorate of Pharmaceuticals
and Pharmacy
Malaysia: Final guidance
issued Jul 08 by the
Ministry of Health Malaysia
WHO: Draft guidance
issued Oct 09
Non-Confidential

Non-Confidential
10
Established Markets
Europe is primary established
market and will require country
by country approach
Local Production
Emerging Markets
Select emerging markets require
In Market production for access
Accessible Emerging
Markets
A majority of emerging markets
are readily accessible with
biosimilar frameworks in place
Diversity in Markets Requires Targeted
Commercial Approaches

We Intend to Develop a Robust Pipeline –
With a Focus on Monoclonal Antibodies
11
Preclinical Phase 1 Phase 2 Phase 3 Registered Approved
BOW015
Infliximab
Remicade
®
$8.4B – 2013 global
BOW030
Bevacizumab
Avastin
®
$6.7B – 2013 global
BOW050
Adalimumab
Humira
®
$11B – 2013 global
Z944
oral T-type calcium
channel modulator
India
REMICADE ® is a registered trademark of Johnson and Johnson; sales are as reported in EvaluatePharma
Avastin ® is a registered trademark of Genentech; sales are as reported in EvaluatePharma
HUMIRA ® is a registered trademark of AbbVie; sales are as reported in EvaluatePharma
Europe
Europe
Other EMs Europe
Non-Confidential

Our Lead Program is BOW015,
a Biosimilar to Remicade
®
12
Marketed by Johnson & Johnson
(Merck Schering, Tanabe ex-US)
2013 sales of $8.4B globally
Patents expire 2014 – 2015
Major Indications:
RA, Crohn’s Disease, Ankylosing
Spoldylitis, Psoriatic Arthritis,
Psoriasis
Positive Phase 1 data (UK)
Positive Phase 3 data (India)
P3 data to be presented at
European rheumatology meeting
in May 2014 (EULAR, Paris)
Regulatory approval in India via
manufacturing partner RLS
Expected first market launch
in India in late 2014
Remicade ® (infliximab) BOW015  (infliximab)
Non-Confidential
Remicade is a registered trademark of Johnson and Johnson, Sales are as reported in EvaluatePharma

BOW015 Demonstrated Biosimilarity to
Remicade
®
in P1 and P3 trials
13
Phase 1 Results Phase 3 Results
Per Protocol Analysis of ACR20 Response Rates
Over Multiple Time Points
Arithmetic Mean Infliximab Serum Concentration versus Nominal
Time Overlaid by Treatment: Linear Scale (PP Population)
0
10
30
40
50
60
70
80
90
100
110
120
130
140
150
0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2,200
BOW015 REMICADE
20
Nominal Time (hours)
0
20
30
40
50
60
70
80
90
100
0 5 10 15 20
Time (weeks)
BOW015 REMICADE
10
Non-Confidential

14 Market data as reported in EvaluatePharma
Licensing & Distribution Partnerships
in Select Emerging Markets
Non-Confidential
Accessible Emerging Markets
Markets
India, SE Asia, N. Africa, Latin
America, ex-Brazil
Size (2012),
Biologics
• $2B, 15% CAGR
•
MAb - $300M, 14% CAGR
Strategy Accessible EMs Local Production EMs Established Markets
Strategy
Partner locally to accelerate
Leverage global dossier
Partnership
Ranbaxy
Competitive
advantage
Rapid path to market
Broad geographic footprint
2014 – Near Term Focus

15 Market data as reported in EvaluatePharma
In Market, For Market™ Where Local Production
Confers Competitive Advantage
Non-Confidential
Local Production Emerging Markets
Markets Brazil, China, Russia, Turkey, Saudi Arabia
Size (2012),
Biologics
• $6B, 21% CAGR
• Mab - $2B, 26% CAGR
2014 – Near Term Focus
Strategy Accessible EMs Local Production EMs Established Markets
Strategy
Collaborate locally to address barriers;
Establish local manufacturing
presence
Partnerships
Partnerships in progress
Competitive advantage
SCALE platform enables In Market, for
Market including technology transfer
Preferred market access

Non-Confidential
Where Local Production is Required, SCALE™
Offers a Transferable, Integrated Approach
16
Fully integrated, transferable
manufacturing platform…
…using single use manufacturing
for productivity…
SCALE™
Integrated
Manufacturing
Vendor
Management
Staffing &
Training
Product
Quality &
Regulation
Facility
Technical
Support
Bulk Drug
Substance
Polishing
Step
Anion
Exchange
Production
Virus Removal
Capture
Thaw and scale up
Post virus removal

17 Market data as reported in EvaluatePharma
Market Entrance Plan and Growth
in Europe Over Time
2014 – Near Term Focus Plan for 2017
Established Markets
Markets Europe
Size (2012),
Biologics
• $40B, 5% CAGR
• MAb - $17B, 11% CAGR
Strategy Accessible EMs Local Production EMs Established Markets
Strategy
Direct regulatory interactions to
establish global regulatory dossier
Leverage experienced, local CROs
Share clinical costs with partner
Partnerships
Hybrid model: direct + distributor
Staged infrastructure growth
Competitive advantage
First wave market entry
Targeted market approach
Non-Confidential

Non-Confidential
Management Team
18
Amit Munshi
President & Chief Executive Officer
CEO, Percivia LLC
Co-founder & CBO KYTHERA (NASDAQ: KYTH)
GM, Amgen Nephrology Europe
Michael Wyand, DVM, PhD
SVP, Clinical, Regulatory & Manufacturing
SVP, Clinical & Regulatory, Percivia LLC
SVP, R&D, Bioassets (sold to Cephalon)
SVP, Operations and  R&D, Therion
Tom Shea
SVP, Chief Financial Officer
CFO, Tolerx
CFO, Cubist (NASDAQ: CBST)
Kim Seth, PhD
SVP, Chief Business Officer
Exec Dir., Pfizer R&D Leadership
Pharma/Spec Pharma Analyst, Goldman Sachs
Business Development, EPIX
Nick Plumeridge
SVP, Business Development
VP, Asia Business Development, Takeda
VP, Business Development, Invida (Singapore)
Mary Dibiase, PhD
VP, Program Management
VP, Program Management, Pfizer
Program Management, Biogen Idec
Suman Patel, PhD
VP, Manufacturing & Quality
VP, Manufacturing & Quality, Therion
Quality & Manufacturing, Shire, Biogen Idec

EPIRUS Biopharmaceuticals, Inc.
19 Non-Confidential
Footprint
Financial
Global biosimilar development, manufacturing & commercialization
Multi-product pipeline with late stage lead asset, BOW015
(infliximab), biosimilar to Remicade
®
Positive P1 and P3 rheumatoid arthritis clinical data for BOW015, additional P3 trial planned in Europe. With Reliance as
manufacturing partner, approval in India
Multiple global partnerships, including in India and SE Asia, and under negotiation in China and Brazil
Investors include TPG Biotech
®
, Montreux Equity Partners, 5AM
Ventures, Livzon Mabpharm, Inc. (China), Adage Capital,
Greenwoods Investment (China), Gibralt US, Inc. (Canada),
Monashee Capital Partners LP, and an investment affiliate of Mousse
Partners (NY, China)
Raised $74M in two private rounds; ~$33M in cash (as of April 2014)

Non-Confidential Non-Confidential Thank You

Non-Confidential
Biologics are Larger & More Complex Than
Small Molecules in Structure and Process
21 21
Small molecule
Lipitor
®
atorvastatin
560 g/mol
1X
Isolate and identify the genetic
code of the protein.
Genetic code is inserted into
living cells.
Cells are carefully selected
and cultured.
Protein is isolated through a
sequence of purification processes.
The protein is packaged, after
ensuring sterility and stability, for
use by doctors and patients.
(Not to scale)
Structure
Protein
Epogen
®
epoetin alfa
18,396.1 g/mol
>30X
Glycoprotein
HUMIRA
®
adalimumab
144,190 g/mol
>250X
Process
1
2
3
4
5
Lipitor, Epogen and Humira are registered trademarks of Pfizer, Amgen and Abbvie respectively

EPIRUS BIOPHARMACEUTICALS

32 RNB 428
37 RNB 428
Remicade®

Non-Confidential
Biosimilars are Validated With Analytical and
Clinical Comparisons to a Reference Biologic
22
Primary sequencing
Peptide mapping
Disulphide bond assignment
Secondary structure analysis
Glycoprofiling
Binding profiles
Single dose toxicity tests
Repeat dose toxicity tests
Multiple species
Phase 1 PK/PD
Phase 3 Safety & Efficacy
Biosimilar product
Clinical
Biosimilarity Characterization
Originator product
Structural/Analytical
Biosimilar product
Pre-Clinical